   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 2000

                                                      REGISTRATION NO. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ---------------------------------

                                    FORM S-6
                             ---------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                       ---------------------------------

A. EXACT NAME OF TRUST:

                              EQUITY INVESTOR FUND
          NUVEEN GLOBAL TELECOM FIVE-YEAR SECTOR PORTFOLIO, MARCH 2000

B. NAME OF DEPOSITOR:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

C. COMPLETE ADDRESSES OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                     MERRILL LYNCH, PIERCE, FENNER & SMITH
                                  INCORPORATED
                              DEFINED ASSET FUNDS
                                 P.O. BOX 9051
                            PRINCETON, NJ 08543-9051

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

        TERESA KONCICK, ESQ.                        COPIES TO:
            P.O. BOX 9051                  PIERRE DE SAINT PHALLE, ESQ.
      PRINCETON, NJ 08543-9051                 450 LEXINGTON AVENUE
                                                NEW YORK, NY 10017

E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

 As soon as practicable after the effective date of the registration statement.

THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED FEBRUARY   , 2000

                        Distributed Exclusively Through

                                     [LOGO]

Nuveen Global Telecom Five-Year Sector Portfolio, March 2000

EIF

Prospectus Part A dated March   , 2000
--------------------------------------------------------------------------------

-Portfolio Seeks Capital Appreciation

-Reinvestment Option

-Letter of Intent Available

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

ECR-004-P 6/99

Nuveen Global Telecom Five-Year Sector Portfolio, March 2000

  CUSIP NOS:
  DIVIDEND IN
  CASH         REINVESTED  WRAP

Overview

    The Portfolio seeks to provide capital appreciation by investing in the securities of companies in the global telecommunications sector.

Units are not deposits or obligations of, or guaranteed by any bank. Units are not FDIC insured and involve investment risk, including the possible loss of principal.

 Contents

     2  Overview
     3  NUVEEN GLOBAL TELECOM FIVE-YEAR SECTOR
        PORTFOLIO, MARCH 2000
     7  How to Buy and Sell Units
     7  Investing in the Portfolios
     7  Sales or Redemptions
     7  Risk Factors
     8  Distributions
     8  Income Distributions
     8  Capital Distributions
     8  General Information
     8  Termination
     8  The Sponsor
     9  Optional Features
     9  LETTER OF INTENT
     9  REINVESTMENT
    10  Statement of Condition
    11  Report of Independent Public Accountants
 For the Table of Contents of Part B, see Part B of the Prospectus.

------------

                                     ------

Nuveen Global Telecom Five-Year Sector Portfolio, March 2000

RISK/RETURN SUMMARY

INVESTMENT OBJECTIVE

The Portfolio seeks to provide capital appreciation.

INVESTMENT STRATEGY

The Portfolio consists of the stocks of global telecommunications companies. The Portfolio is diversified across the global telecommunications sector including international companies and U.S. companies that provide telecommunications equipment, networking and services, including long distance, Bell Regionals, independents, internet services, telecom/ software services and wireless services.

The Sponsor intends to create future portfolios that will invest in stocks in this sector. If these future portfolios are available, you may be able to reinvest into one of the portfolios at a reduced sales charge.

The stocks are expected to remain in the Portfolio until termination.

SECURITY SELECTION

To create the Portfolio, the Sponsor follows these steps:

- considers the quality of the common stocks; capitalization of the issuers; the issuers' earnings and dividend payment records; and the prices of the common stocks.

-  identifies companies with two-year growth potential;

-  performs a thorough fundamental financial analysis; and

-  evaluates liquidity, market share and timeliness of purchase.

-  selects the companies it considers to be well positioned to benefit from:

   -  advances in telecommunications technology;

   -  increasing demand for telecommunications products and services;

   - global expansion of telecommunications services (especially from privatization of government-owned facilities); and

   - U.S. legislation enabling telephone companies, cable providers and others to offer multi-service packages.

As of the Initial Date of Deposit, the stocks in the Portfolio are approximately equally dollar weighted.

SECTOR DESCRIPTION

Telecommunications companies:

- provide local, long-distance, wireless, cable television and internet services and information systems;

-  manufacture of telecommunications products; and

-  operate voice, data and video telecommunications networks.

Payment on common stocks of companies in this industry generally depends upon:

-  the amount and growth of customer demand;

-  the level of rates they are allowed to charge; and

- the effects of inflation on the cost of providing services and the rate of technological innovation.

The domestic telecommunications industry is characterized by increasing competition in all sectors and regulation by the Federal Communications Commission and various state regulatory authorities. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology.

Telecommunications companies in both developed and emerging countries are undergoing significant change due to varying and evolving levels of governmental regulation or deregulation and other factors. As a result, competitive pressures are intense and the securities of such companies may be subject to significant price volatility.

In addition, all telecommunications companies in both developed and emerging countries are subject to the additional risk that technological innovations will make their products and services obsolete.

While the worldwide market for telecommunications equipment is expected to grow, the Sponsor cannot predict the overall effect on the Portfolio of factors such as:

-  competing technologies;

-  increasing capital requirements;

-  protectionist actions by foreign governments; and

                                     ------

-  demand for new technologies.

The international companies in the Portfolio consist predominantly of former government owned telecommunications systems that have been privatized in stages. The Sponsor cannot predict whether such privatization will continue in the future or what, if any, effect this will have on the Portfolio.

PRIMARY RISKS

YOU CAN LOSE MONEY BY INVESTING IN THE PORTFOLIO. In addition, the Portfolio may not perform as well as you hope. These things can happen for various reasons, including:

-  Stock prices can be volatile.

- Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

- The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its market value or yield may have changed.

- The Portfolio is concentrated in the global telecommunications industry. Adverse developments in this industry may affect the value of your Units. Companies involved in this industry must contend with intense competition, changing regulations, and product obsolescence.

- Certain of the securities included in the Portfolio are foreign securities or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers.

- The Portfolio may contain small capitalization companies that have recently begun operations. Small cap companies present risks beyond those of large cap companies.

INVESTOR SUITABILITY

The Portfolio may be suitable for you if:

-  You are seeking to own telecommunications stocks in one convenient package;

-  You want capital appreciation potential;

- The Portfolio represents only a portion of your overall investment portfolio; and

- The Portfolio is part of a longer term investment strategy that includes the investment in subsequent portfolios, if available.

The Portfolio is not appropriate for you if:

- You are unwilling to take the risks involved with owning a concentrated equity investment; or

-  You are seeking preservation of capital or high current income.

FEES AND EXPENSES

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

                              PERCENT OF
                                PUBLIC       AMOUNT
                               OFFERING    PER $1,000
                                PRICE      INVESTED(1)
                              ----------   -----------
SALES CHARGE
Initial Sales Charge(2).....     1.00%       $10.00
Deferred Sales Charge(3)....     3.50%       $35.00
                                 -----       ------
TOTAL MAXIMUM SALES
  CHARGE....................     4.50%       $45.00

ESTIMATED ANNUAL OPERATING EXPENSES

                            AMOUNT     APPROXIMATE %
                           PER UNIT      OF PUBLIC
                           (BASED ON     OFFERING
                           $10 UNIT)     PRICE(1)
                           ---------   -------------
Trustee's Fee............     $0.           0.%
Sponsor's Supervisory
  Fee....................     $0.           0.%
Bookkeeping and
  Administrative Fees....     $0.           0.%
Other Operating
  Expenses(4)............     $0.           0.%
                              ---           ---
TOTAL....................     $0.           0.%
MAXIMUM ORGANIZATION
  COSTS(5)...............     $0.           0.%

------------

(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.

(2) As provided below, the initial sales charge equals the difference between the maximum sales charge of 4.5% and any remaining deferred sales charges. Accordingly, the percentage amount of the initial sales charge will vary over time.

(3) The deferred sales charge is a fixed dollar amount of $0.35 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of Deposit and will vary over time.

(4) Other Operating Expenses do not include brokerage costs and other transactional fees.

(5) Organization costs are deducted from Portfolio assets at the close of the initial offering period.

You will pay both an upfront and a deferred sales charge. The Upfront Sales Charge equals the difference

                                     ------
between the maximum sales charge of 4.5% of the Public Offering Price and any remaining deferred sales charges. The deferred sales charges are $0.35 per Unit and are deducted monthly in installments of $0.07 per Unit on the business day
of the month from            , 2000 through            , 2001.

THE MAXIMUM PER UNIT SALES CHARGES ARE REDUCED AS FOLLOWS:

                                               TOTAL
                        UPFRONT    DEFERRED   MAXIMUM
                         SALES      SALES      SALES
 NUMBER OF UNITS(1)    CHARGE(2)    CHARGE     CHARGE
---------------------  ---------   --------   --------
Less than 5,000......    1.00%      $0.35      4.50%
5,000 to 9,999.......    0.75       $0.35      4.25
10,000 to 24,999.....    0.50       $0.35      4.00
25,000 to 49,999.....    0.00       $0.35      3.50
50,000 to 99,999.....    0.00       $0.35(3)   2.50
100,000 or more......    0.00       $0.35(3)   1.50
Wrap and Trust
  Account Purchases..                          1.00

------------

(1) Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000, etc., and will be applied on that basis which is more favorable to you.

(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. The percentage amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.

(3) All Units are subject to the same deferred sales charges. When the deferred charges exceed the maximum sales charge, you will be given extra Units at the time of purchase.

The maximum sales charge on reinvested dividends is $0.35 per Unit.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. See "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

EXAMPLE

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 YEAR    3 YEARS    5 YEARS
-------   --------   --------

See "Trust Operating Expenses" in Part B of the Prospectus for additional information regarding expenses.

DEALER CONCESSIONS

The Sponsor plans to allow a concession of 3.50% for non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, Wrap Account Purchases and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchases, as follows:

                                           %
                                       CONCESSION
NUMBER OF UNITS*                        PER UNIT
----------------                       ----------
Less than 5,000......................     3.50%
5,000 to 9,999.......................     3.25
10,000 to 24,999.....................     3.00
25,000 to 49,999.....................     2.50
50,000 to 99,999.....................     1.50
100,000 or more......................     0.75
Rollover Purchases (per Unit)........    $0.25
Wrap Account Purchases...............     0.00

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to the purchaser and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for additional information on dealer concessions, volume incentives and secondary market concessions.

                                     ------

--------------------------------------------------------------------------------

Schedule of Investments

(AT THE INITIAL DATE OF DEPOSIT, MARCH   , 2000)

          NUVEEN GLOBAL TELECOM FIVE-YEAR SECTOR PORTFOLIO, MARCH 2000

                                                            PERCENTAGE OF
                                                              AGGREGATE                       COST OF
                                                  TICKER      OFFERING      MARKET VALUE   SECURITIES TO
       NAME OF ISSUER OF SECURITIES(1)            SYMBOL      PRICE(1)       PER SHARE     PORTFOLIO(2)
--------------------------------------------------------------------------------------------------------
                                                                ------                       --------
                                                                  100%                       $
                                                                ======                       ========

------------
(1) Based on Cost to Portfolio.

(2) Valuation by the Trustee made on the basis of closing sale prices at the
    evaluation time on March   , 2000, the business day prior to the initial
    date of deposit. The value of the Securities on any subsequent business day
    will vary. Sponsor's loss on deposit of the securities was $         .

 * Only these stocks currently pay dividends.

                            ------------------------

The securities were acquired on March   , 2000 and are represented entirely by
contracts to purchase the securities. The Sponsor may have acted as underwriter, manager or co-manager of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsor may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the securities in the Portfolio. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

                            ------------------------

PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PREMLIMINARY PROSPECTUS FOR FUTURE PORTFOLIOS, THE PORTFOLIO WILL CONTAIN DIFFERENT STOCKS FROM THOSE DESCRIBED ABOVE.

                                     ------

How to Buy and Sell Units

INVESTING IN THE PORTFOLIO

The MINIMUM INVESTMENT is normally $1,000 or 100 Units, whichever is less. However, for IRA purchases the minimum investment is $500 or the nearest whole number of Units whose value is less than $500.

YOU CAN BUY UNITS FROM ANY PARTICIPATING DEALER.

As of March   , 2000, the Initial Date of Deposit, the PER UNIT PUBLIC OFFERING
PRICE FOR THE PORTFOLIO IS $10.00. As described above, Units are subject to an upfront sales charge that is equal to the difference between the total maximum sales charge of 4.50% of the Public Offering Price and the remaining deferred sales charges. If the Portfolio has any remaining deferred sales charges, you will also pay those charges. The Public Offering Price includes the Upfront
Sales Charge and the estimated organization cost of $0.     per Unit. The Public
Offering Price changes every day with changes in the price of the securities. As
of the close of business on March   , 2000, the number of Units of the Portfolio
may be adjusted so that the per Unit Public Offering Price will equal $10.00.

If you are buying Units with assets received from the redemption or termination of another unit trust with a similar investment strategy, you will pay a reduced sales charge of $0.35 per Unit. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases."

ROLLOVER PURCHASES

[Rollover Notification Date]

[Special Redemption and Liquidation Period]

Wrap Account Purchases and certain other investors described in Part B of the Prospectus, may buy Units of the Portfolio at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows for dealers for non-breakpoint purchases.

All distributions (other than the liquidation distribution) from Units that receive the reduced sales charges for Wrap Account Purchases will be invested in additional Units of the Portfolio and will be subject to any remaining deferred sales charges.

The Portfolio securities are valued by the Evaluator, The Chase Manhattan Bank, generally on the basis of their closing sales prices on the applicable national securities exchange or The Nasdaq Stock Market, Inc. every business day.

The Sponsor intends to periodically create additional Units of the Portfolios. See "Defined Portfolios" and "Composition of Trust" in Part B of the Prospectus for more details.

See "Public Offering Price" and "Market for Units" in Part B for additional information.

SALES OR REDEMPTIONS

Units may be redeemed by the Trustee, The Chase Manhattan Bank, on any business day at their current market value. Unitholders who purchase at least 1,000 Units or whose Units are worth at least $10,000 may elect to be distributed the underlying stock, rather than cash, if the election is made at least five business days prior to the Portfolio's termination.

Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on their current market value. If a secondary market is not maintained, a Unitholder may still redeem Units through the Trustee.

During the initial offering period, the price at which the Trustee will redeem Units and the price at which the Sponsor may repurchase Units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

Any applicable deferred sales charges remaining on Units at the time of their sale or redemption will be collected at that time.

See "Redemption" and "Market for Units" in Part B of the Prospectus for details.

Risk Factors

YOU CAN LOSE MONEY BY INVESTING IN A PORTFOLIO. Your investment is at risk primarily because of:

- MARKET RISK

  Market risk is the risk that a particular stock in the Portfolio, the Portfolio itself or stocks in general may fall in value. Market value may be affected by a variety of factors including:

   -- General stock market movements;

   -- Changes in the financial condition of an issuer or an industry;

   -- Changes in perceptions about an issuer or an industry;

                                     ------

   -- Interest rates and inflation;

   -- Governmental policies and litigation; and

   -- Purchases and sales of securities by the Portfolio.

-  INFLATION RISK

   Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

-  SMALL COMPANY RISK

   Some of the stocks selected for the Portfolios may be issued by small capitalization companies. These stocks customarily involve more investment risk than larger capitalization stocks. These additional risk are due in part to the following factors. Small cap companies may:

   -- Have limited product lines, markets or financial resources;

   -- Have less publicly available information;

   -- Lack management depth or experience;

   -- Be less liquid;

   -- Be more vulnerable to adverse general market or economic developments; and

   -- Be dependent upon products that were recently brought to market or key personnel.

-  CONCENTRATION RISK

   When stocks in a particular industry make up 25% or more of the Portfolio, it is said to be "concentrated" in that industry, which makes a Portfolio less diversified and subject to more market risk. The Portfolio is concentrated in securities of the global telecommunications. Please be aware that the industry predictions contained in the Prospectus for the Portfolio may not materialize, and that the companies selected for the Portfolio do not represent its entire industry and the Portfolio may not participate in the expected over-all industry growth. See "Sector Description" on page 3 above.

-  FOREIGN RISKS

   Certain of the securities included in the Portfolios are foreign securities or American Depositary Receipts ("ADRs") of foreign companies. ADRs are denominated in U.S. dollars and are typically issued by a U.S. bank or trust company. An ADR evidences ownership of an underlying foreign security. Foreign securities present risks beyond securities of U.S. issuers. Foreign companies may be affected by:

   -- adverse political, diplomatic and economic developments;

   -- changes in foreign currency exchange rates; and

   -- taxes and less publicly available information.

Distributions

INCOME DISTRIBUTIONS

Cash dividends received by the Portfolio, net of expenses, will be paid each
June 30 and December 31 ("Income Distribution Dates"), beginning          ,
2000, to Unitholders of record on the 15th of those months ("Income Record Dates").

CAPITAL DISTRIBUTIONS

Distribution of funds in the Capital Account, net of expenses, will be made when a Portfolio terminates. In certain circumstances, additional distributions may be made.

See "Distributions To Unitholders" in Part B of the Prospectus for more details.

General Information

TERMINATION

Commencing on          , 2005, the Mandatory Termination Date, the securities in
the Portfolio will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unitholders which will specify when certificates may be surrendered.

Unitholders will receive a cash distribution within a reasonable time after the Portfolio terminates. However, Unitholders who purchase at least 1,000 Units or whose Units are worth $10,000 may elect to be distributed the underlying stock if the election is made at least five business days prior to the Portfolio's termination. See "Distributions to Unitholders" and "Other Information--Termination of Indenture" in Part B of the Prospectus for more details.

THE SPONSOR

The Sponsor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. The Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts and as principal underwriter and managing underwriter of other

                                     ------
investment companies. The Sponsor, in addition to participating as a member of various selling groups or as agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of these companies and sells securities to these companies in its capacities as broker or dealer in securities.

The prospectus describes in detail the investment objectives, policies and risks of the Portfolio. We invite you to discuss the contents with your financial adviser, or you may call us at 800-257-8787 for additional information.

OPTIONAL FEATURES

LETTER OF INTENT (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). Unitholders will not be permitted to apply future rollover purchases to satisfy the LOI amount. The minimum LOI investment is $50,000. See "Public Offering Price" in Part B of the Prospectus for details.

REINVESTMENT

Distributions from a Portfolio can be invested with no sales charge into other unit trusts. Also, income and certain capital distributions from the Portfolio can be reinvesteed into additional Units of the Portfolio. Distributions reinvested into the Portfolio are subject top any remaining deferred sales charges. See "Distributions to Unitholders" and "Accumulation Plan" in Part B of the Prospectus for details.

                                     ------

--------------------------------------------------------------------------------

Statement of Condition

AS OF MARCH   , 2000

Trust Property
Investments--Contracts to purchase Securities(1)............  $
                                                              -----------
        Total...............................................  $
                                                              ===========

Liability and Interest of Holders
    Reimbursement of Sponsor for organization expenses(2)...  $
                                                              -----------
    Subtotal................................................  $
                                                              -----------
INTEREST OF HOLDERS OF           UNITS OF FRACTIONAL
UNDIVIDED INTEREST OUTSTANDING:(3)
  Cost to investors(4)......................................  $
  Gross underwriting commissions and organization
   expenses(5)(2)...........................................  $
                                                              -----------
    Subtotal................................................  $
                                                              -----------
        Total...............................................  $
                                                              ===========

-------------

(1) Aggregate cost to the Portfolio of the securities listed under Defined
    Portfolio determined by the Trustee at 4:00 p.m., Eastern time on March   ,
    2000. The contracts to purchase securities are collateralized by an
    irrevocable letter of credit which has been issued by         Bank, New York
    Branch, in the amount of $         and deposited with the Trustee. The
    amount of the letter of credit includes $         for the purchase of
    securities.

(2) A portion of the Unit Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $1.05 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expenses obligation of the investors will be satisfied. If the actual organization costs exceed the estimated aggregate amount shown above, the Sponsor will pay for this excess amount.

(3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit may differ from
    the adjusted to maintain the $         per 1,000 Units offering price only
    for that day. The Unit Price on any subsequent business day will vary.

(4) Aggregate public offering price computed on the basis of the value of the
    underlying securities at 4:00 p.m., Eastern time on March   , 2000.

(5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Unit Price. A deferred sales charge of $0.07 per Unit is payable on
               , 2000, and thereafter on the 1st day of each month through
             , 2001. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied.

                                     ------

--------------------------------------------------------------------------------

Report of Independent Accountants

The Sponsor, Trustee and Holders of Nuveen Global Telecom Five-Year Sector Portfolio (the "Portfolio"):

We have audited the accompanying statement of condition and the related defined
portfolio included in the prospectus of the Portfolio as of March   , 2000. This
financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in
all material respects, the financial position of the Portfolio as of March   ,
2000 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
March   , 2000

                                     ------

                 (This page has been left blank intentionally.)

                                     ------

Nuveen Global Telecom

Five-Year Sector Portfolio,

March 2000

Prospectus Part B dated March   , 2000
--------------------------------------------------------------------------------

THIS PROSPECTUS IS DIVIDED INTO TWO PARTS. PART A OF THE PROSPECTUS RELATES EXCLUSIVELY TO A PARTICULAR TRUST OR TRUSTS AND PROVIDES SPECIFIC INFORMATION REGARDING THAT TRUST'S PORTFOLIO, STRATEGIES, INVESTMENT OBJECTIVES, EXPENSES, FINANCIAL HIGHLIGHTS, INCOME AND CAPITAL DISTRIBUTIONS, HYPOTHETICAL PERFORMANCE INFORMATION, RISK FACTORS AND OPTIONAL FEATURES. PART B OF THE PROSPECTUS PROVIDES MORE GENERAL INFORMATION REGARDING THE PORTFOLIO. YOU SHOULD READ BOTH PARTS OF THE PROSPECTUS AND RETAIN THEM FOR FUTURE REFERENCE. EXCEPT AS PROVIDED IN PART A OF THE PROSPECTUS, THE INFORMATION CONTAINED IN THIS PART B WILL APPLY TO EACH TRUST.

    Additional information about the Trust is provided in the Information Supplement. You can receive an Information Supplement by calling The Chase Manhattan Bank (the "TRUSTEE") at (800) 257-8787.

NUVEEN DEFINED PORTFOLIOS

    Each Nuveen Defined Portfolio consists of a portfolio of Securities of companies described in the applicable Part A of the Prospectus (see "Schedule of Investments" in Part A of the Prospectus for a list of the Securities included in a Trust).

    REDEEMABLE UNITS. Units of a Trust are redeemable at the offices of the Trustee at prices based upon the aggregate underlying value of the Securities (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See "RISK/RETURN SUMMARY--FEES AND EXPENSES" in Part A of the Prospectus for the organization costs and see "REDEMPTION" herein for a more detailed discussion of redeeming your Units.

    DIVIDEND AND CAPITAL DISTRIBUTIONS. Cash dividends received by a Trust will be paid on those dates set forth under "DISTRIBUTIONS" in Part A of the Prospectus. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, if applicable, and in certain circumstances, earlier. See "DISTRIBUTIONS TO UNITHOLDERS."

    PUBLIC OFFERING PRICE. Public Offering Price of a Trust during the Initial Offering Period is based upon the aggregate underlying value of the Securities in the Trust's portfolio (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a sales charge as set forth in Part A of the Prospectus and is rounded to the nearest cent. The Public Offering Price during the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also includes organization costs incurred in establishing a Trust. These costs will be deducted from the assets of the Trust as of the close of such period. See "RISK/RETURN SUMMARY--FEES AND EXPENSES" in Part A of the Prospectus. For Units purchased in the secondary market, the Public Offering Price is based upon the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of the listed Securities and the bid prices of over-the-counter traded Securities) plus the applicable sales charges. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. (See "PUBLIC OFFERING PRICE.")

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
DEFINED PORTFOLIO...........................................    3

COMPOSITION OF TRUSTS.......................................    4

PUBLIC OFFERING PRICE.......................................    5

MARKET FOR UNITS............................................    7

EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT.....    8

TAX STATUS..................................................    8

RETIREMENT PLANS............................................   10

TRUST OPERATING EXPENSES....................................   10

DISTRIBUTIONS TO UNITHOLDERS................................   11

REPORTS TO UNITHOLDERS......................................   12

UNIT VALUE AND EVALUATION...................................   12

DISTRIBUTIONS OF UNITS TO THE PUBLIC........................   13

OWNERSHIP AND TRANSFER OF UNITS.............................   14

REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES.......   15

REDEMPTION..................................................   15

SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW
 TRUST......................................................   17

PURCHASE OF UNITS BY THE SPONSOR............................   18

REMOVAL OF SECURITIES FROM THE TRUSTS.......................   18

INFORMATION ABOUT THE TRUSTEE...............................   19

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE...........   19

SUCCESSOR TRUSTEES AND SPONSORS.............................   19

INFORMATION ABOUT THE SPONSOR...............................

INFORMATION ABOUT THE EVALUATOR.............................

OTHER INFORMATION...........................................   20

LEGAL OPINION...............................................   20

AUDITORS....................................................   21

SUPPLEMENTAL INFORMATION....................................   21

DEFINED PORTFOLIO

    This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Initial Date of Deposit (the "INDENTURE") between Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "SPONSOR") and The Chase Manhattan Bank (the "TRUSTEE").

    The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of the securities of the companies described in Part A of the Prospectus, together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount required for their purchase (or the securities themselves). See "SCHEDULE OF INVESTMENTS" in Part A of the Prospectus, for a description of the Securities deposited. See also, "RISK/RETURN SUMMARY" and "RISK FACTORS" in Part A of the Prospectus. As used herein, the term "Securities" means the Securities (including contracts for the purchase thereof) initially deposited in the Trust and described in the related portfolio and any additional equity securities that may be held by the Trust.

    The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit represents a fractional undivided interest in the Securities deposited in the Trust. Units may only be sold in states in which they are registered. To the extent that any Units of the Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

    Additional Units of the Trust may be issued from time to time following the Initial Date of Deposit by depositing in the Trust additional Securities (or contracts therefore backed by an irrevocable letter of credit or cash) or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust. As additional Units are issued by the Trust as a result of the deposit of additional Securities or cash by the Sponsor, the aggregate value of the Securities will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities, or cash with instructions to purchase additional Securities, into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, within reasonable parameters, the same original proportionate relationship among the Securities in such Trust established on the Initial Date of Deposit. Thus, although additional Units will be issued, each Unit will continue to represent the same proportionate amount of each Security. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities or cash being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will decrease or increase accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Securities as close to the evaluation time or as close to the evaluation price as possible. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until termination of the Indenture.

    The Sponsor may realize a profit (or sustain a loss) as of the opening of business on the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities and the cost of such Securities to the Trust, which is based on the evaluation of the Securities as of the opening of business on the Initial Date of Deposit. (See "SCHEDULE OF INVESTMENTS" in
Part A of the Prospectus.) The Sponsor may also be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the Evaluator's determination of the aggregate value of the underlying Securities of the Trust) on the subsequent date(s) of deposit and the cost of such Securities to the Sponsor, if applicable.

COMPOSITION OF TRUST

    The Trust initially consists of delivery statements relating to contracts to purchase Securities (or of such Securities) as are listed under "SCHEDULE OF INVESTMENTS" in Part A of this Prospectus and, thereafter, of such Securities as may continue to be held from time to time (including certain Securities deposited in the Trust to create additional Units or in substitution for Securities not delivered to a Trust). To assist the Sponsor in selecting Securities for certain Trusts, the Sponsor may use its own resources to pay outside research service providers.

    LIMITED REPLACEMENT OF CERTAIN SECURITIES. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those Securities purchased on a when, as and if issued basis ("FAILED SECURITIES"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Securities ("REPLACEMENT SECURITIES") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust may not exceed the amount of funds reserved for the purchase of the Failed Securities.

    If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Securities to all Unitholders of the Trust and the Trustee will distribute the principal attributable to such Failed Securities not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities with equivalent growth potential at a comparable price.

    The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees.

    SALE OF SECURITIES. Certain of the Securities may from time to time under certain circumstances be sold. The proceeds from such events will be used to pay for expenses or for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.

    Whether or not the Securities are listed on a securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent. THERE CAN BE NO ASSURANCE THAT THE TRUST OR, IF APPLICABLE, SUCCESSIVE TRUSTS THAT EMPLOY THE SAME OR A SIMILAR INVESTMENT STRATEGY, WILL ACHIEVE THEIR INVESTMENT OBJECTIVES.

    YEAR 2000 PROBLEM. Like other investment companies, financial and business organizations and individuals around the world the Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee have taken steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps have been taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to a Trust.

    The Year 2000 Problem may impact corporations and other parties, which may include issuers of the Securities contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in a Trust. Foreign issuers are believed to be exposed to greater risk by the Year 2000 Problem than domestic issuers.

    LEGISLATION. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in a Trust or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

    Unitholders will be unable to dispose of any of the Securities in the Trust and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

    LITIGATION. Except as provided in Part A of the Prospectus, to the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect on the Trust. It is possible that after the Initial Date of Deposit, litigation may be initiated with respect to Securities in the Trust or current litigation may have unexpected results. The Sponsor is unable to predict whether any such litigation may have such results or may be instituted, or if instituted, whether any such litigation might have a material adverse effect on the Trust.

PUBLIC OFFERING PRICE

    The Public Offering Price of the Units is based on the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge (as set forth in Part A of the Prospectus) per Unit and the maximum remaining deferred sales charge (as set forth in Part A of the Prospectus) and is rounded to the nearest cent. In addition, a portion of the Public Offering Price during the initial offering period also consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any non-material out-of-pocket expenses.

    The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount per Unit set forth for the Trust in "STATEMENT OF CONDITION," this will result in a greater effective cost per Unit to Unitholders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale. See "RISK/RETURN SUMMARY--FEES AND EXPENSES" in Part A of the Prospectus.

    Commencing on the date set forth under "RISK/RETURN SUMMARY--FEES AND EXPENSES" in Part A of this Prospectus, a deferred sales charge in an amount described in Part A of the Prospectus will be assessed per Unit per applicable month. The deferred sales charges will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The total maximum sales charge assessed to Unitholders on a per Unit basis will be the amount set forth in "RISK/RETURN SUMMARY--FEES AND EXPENSES" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION."

    The sales charge applicable to quantity purchases is reduced on a graduated scale as set forth in Part A of this Prospectus. [For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any unit investment trust sponsored or distributed by Nuveen in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the graduated scale provided in Part A of this Prospectus, based on the amount of intended aggregate purchases (excluding purchases which are subject only to a deferred sales charge) as expressed in the letter of intent. For purposes of letter of intent calculations, units of equity products are valued at $10 per unit. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.]

    For "secondary market" sales, the Public Offering Price is based on the aggregate underlying value of the Securities in a Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus an initial sales charge equal to the difference between the maximum sales charge and any remaining deferred sales charges. The maximum sales charge for certain trusts is described in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION."

    At all times while Units are being offered for sale, the Trustee will appraise or cause to be appraised daily the value of the underlying Securities in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "EXCHANGE") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal

("Evaluation Time"). Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

    The graduated sales charges for the primary offering period set forth in the table provided in Part A of this Prospectus will apply on all applicable purchases of investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of a Trust will be aggregated with concurrent purchases of any other unit investment trust sponsored or distributed by Nuveen with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

    Unitholders of other unit investment trusts having a similar strategy as the Trust may utilize their termination proceeds to purchase Units of the Trusts with the sales charge applicable for "Rollover Purchases" as provided in "HOW TO BUY AND SELL UNITS" in Part A of the Prospectus. The dealer concession for such purchases will be that applicable to "Rollover Purchases."

    Units may be purchased with the applicable reduced sales charge provided for "Wrap Account Purchases" under "HOW TO BUY AND SELL UNITS" in Part A of the Prospectus or herein by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, and (5) officers or directors and bona fide, full-time employees of Nuveen or certain affiliates of Nuveen. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

    Whether or not Units are being offered for sale, the Trustee will determine or cause to be determined the aggregate value of the Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS

    During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price based upon the pro rata share per Unit of the aggregate underlying value of the Securities in such Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities). Afterward, although it is not obligated to do so, the Sponsor may maintain a secondary market for Units of each Trust at its own expense and continuously offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the aggregate underlying value of the Securities in a Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the initial offering period, the price at which the Sponsor expects to repurchase Units (the "SPONSOR'S REPURCHASE PRICE") includes estimated organization costs per Unit. After such period, the Sponsor's Repurchase Price will not include such estimated organization costs. See "RISK/ RETURN SUMMARY--FEES AND EXPENSES" in Part A of the Prospectus. UNITHOLDERS WHO WISH TO DISPOSE OF THEIR

UNITS SHOULD INQUIRE OF THE TRUSTEE OR THEIR BROKER AS TO THE CURRENT REDEMPTION PRICE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

    In connection with its secondary market making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will generally purchase Units from the broker or dealer at the Redemption Price (as defined in "REDEMPTION") and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

    In maintaining a market for the Units, the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

    Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "REDEMPTION.")

EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT

    The prices of the Securities deposited in the Trusts included in Part A of the Prospectus were determined by the Trustee.

    The amount by which the Trustee's determination of the AGGREGATE VALUE of the Securities deposited in the Trust was greater or less than the cost of such Securities to the Sponsor was PROFIT or LOSS to the Sponsor. (See Part A of this Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

TAX STATUS

    The following summary describes some of the important income tax consequences of holding units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances or subject to special rules. You should consult your own tax adviser about your particular circumstances.

    In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT

    The Portfolio will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each Security in the Portfolio.

    You will be considered to receive your share of any dividends paid when those dividends are received by the Portfolio. Income from dividends will be taxed at ordinary income rates. If you are a corporate investor, you may be eligible for the dividends-received deduction if you satisfy the applicable holding period and other requirements. You should consult your tax adviser in this regard.

GAIN OR LOSS UPON DISPOSITION

    You will generally recognize gain or loss when you dispose of your units for cash (by sale or redemption), when you exchange your units for units of another Defined Asset Fund or when the Trustee disposes of the Securities in the Portfolio. You generally will not recognize gain or loss on an "in-kind" distribution to you of your proportional share of the Portfolio Securities, whether it is in redemption of your units or upon termination of the Portfolio. Your holding period for the distributed Securities will include your holding period in your units.

    If you elect to roll over your investment in the Portfolio, you will recognize gain or loss only with respect to your share of those Securities that are not rolled over into the new portfolio. You will not recognize gain or loss with respect to your share of those Securities that are rolled over, and your basis in those Securities will remain the same as before the rollover.

    If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss from the Portfolio will be long-term if you are considered to have held your investment that produces the gain or loss for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

YOUR TAX BASIS IN THE SECURITIES

    Your aggregate tax basis in units that you have purchased for cash will be equal to the cost of the units, including the sales fee. Your aggregate tax basis in units that you hold as a result of a rollover from an earlier portfolio will equal your basis in the Securities that were rolled over from the previous portfolio plus the proceeds (other than proceeds that were paid to you) from the sale of Securities from the portfolio that were not rolled over. You should not increase your basis in your units by deferred sales charges or organizational expenses. The tax reporting form and annual statements you receive will be based on the net amounts paid to you, from which these expenses will already have been deducted. Your basis for Securities distributed to you will be the same as the portion of your basis in your units that is attributable to the distributed Securities and your holding period for the distributed Securities will include your holding period in your units.

EXPENSES

    If you are an individual who itemizes deductions, you may deduct your share of Portfolio expenses, but only to the extent that your share of the expenses, together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income. Your ability to deduct Portfolio expenses will be limited further if your adjusted gross income exceeds a specified amount, currently, $128,950 ($64,475 for a married person filing separately).

STATE AND LOCAL TAXES

    Under the income tax laws of the State and City of New York, the Portfolio will not be taxed as a corporation, and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.

FOREIGN INVESTORS

    If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to 30% withholding tax (or a lower applicable treaty rate) on your share of dividend income. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.

RETIREMENT PLANS

    You may wish to purchase units for an Individual Retirement Account ("IRAs") or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsor of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

TRUST OPERATING EXPENSES

    No annual advisory fee is charged to the Trust by the Sponsor. The Sponsor and/or its affiliates do, however, receive an annual fee as set forth in "RISK/RETURN SUMMARY--FEES AND EXPENSES" in Part A of the Prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the Sponsor may purchase research from a variety of sources, which may include dealers of the Trust. The Sponsor may also receive an annual fee for providing bookkeeping and administrative services for the Trust (the "Bookkeeping and Administrative Fee"). Such services include, but are not limited to, the preparation of comprehensive tax statements and providing account information to the Unitholders. Estimated annual Trust expenses are as set forth in Part A of this Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated expenses do not include the brokerage commissions and other transactional fees payable by the Trust in purchasing and selling Securities.

    The Trustee receives for ordinary recurring services an annual fee for the Trust as set forth in "RISK/ RETURN SUMMARY--FEES AND EXPENSES" appearing in Part A of this Prospectus. The Trustee's Fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions). In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts sponsored by the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. The Trustee has the use of funds, if any, being held in the Income and Capital Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

    The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses, including counsel fees (including fees of counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and
(4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The expenses are paid monthly and the Trustee is empowered to sell Securities in order to pay these amounts if funds are not otherwise available in the applicable Income and Capital Accounts.

    Unless the Sponsor determines that an audit is not required, the Indenture requires the Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. Unitholders may obtain a copy of the audited financial statements upon request.

DISTRIBUTIONS TO UNITHOLDERS

    The Trustee will distribute any net income received with respect to any of the Securities in the Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Date. See "DISTRIBUTIONS" in Part A of this Prospectus. Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Securities in the Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses will be distributed on the last day of each month if the amount available for distribution equals at least $5.00 per 1,000 Units ("CAPITAL DISTRIBUTION DATES") to Unitholders of record on the fifteenth day of each applicable month ("CAPITAL RECORD DATES"). The Trustee is not required to pay interest on funds held in the Capital Account of the Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). A Unitholder's pro rata portion of the Capital Account, less expenses, will be distributed as part of the final liquidation distribution.

    It is anticipated that the deferred sales charge will be collected from the Capital Account of the Trust and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying a Unitholder's deferred sales charge obligations.

    Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by the Trust if the Trustee has not been furnished the Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances, the Trustee obtains the Unitholder's tax identification number from the selling broker. However, a Unitholder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

    Within a reasonable time after the Trust is terminated, each Unitholder who is not a Rollover Unitholder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Securities, unless he or she elects an In-Kind Distribution as described under "REDEMPTION" and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.

    The Trustee will credit to the Income Account of a Trust any dividends received on the Securities therein. All other receipts (E.G., return of capital, etc.) are credited to the Capital Account of a Trust.

    The Trustee may establish reserves (the "RESERVE ACCOUNT") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

    DISTRIBUTION REINVESTMENT. Any Unitholder may elect to have each distribution of income on his Units, other than the final liquidating distribution in connection with the termination of a Trust, automatically reinvested in additional Units of such Trust. Each person who purchases Units of a Trust may elect to participate in the reinvestment option by notifying the Trustee in writing of their election. Reinvestment may not be available in all states. Notification to the Trustee must be received within one year after the Initial Date of Deposit. So long as the election is received by the Trustee at least 10 days prior to the Record Date for a given distribution, each subsequent distribution of income and/or capital, as selected by the Unitholder, will be automatically applied by the Trustee to purchase additional Units of a Trust. The remaining deferred sales charge payments will be assessed on Units acquired pursuant to reinvestment. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.

REPORTS TO UNITHOLDERS

    The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of income, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust that provides (1) a summary of transactions in the Trust for such year; (2) any Security sold during the year and the Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

    In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trusts.

UNIT VALUE AND EVALUATION

    The value of the Trust is determined by the Trustee on the basis of (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities; (2) the aggregate value of the Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Securities in the Trust next computed; (3) dividends receivable on the Securities trading ex-dividend as of the date of computation; and (4) all other assets of the Trust; and deducting therefrom; (1) amounts representing any applicable taxes or governmental charges and amounts due the Sponsor or Trustee for indemnification or extraordinary expenses payable out of such Trust for which no deductions had been made for the purpose of additions to the Reserve Account; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including, but not limited to, unpaid fees and expenses of the Trustee (including legal fees) and the Sponsor; (4) amounts representing unpaid organization costs; (5) cash held for distribution to Unitholders of record of the Trust or for redemption of tendered Units as of the business day prior to the evaluation being made; and (6) other liabilities incurred by the Trust. The result of such computation is divided by the number of Units of the Trust outstanding as of the date thereof and rounded to the nearest cent to determine the per Unit value ("UNIT VALUE") of such Trust. The Trustee may determine the aggregate value of the Securities in the Trust in the following manner: if the Securities are listed on a securities exchange or The NASDAQ Stock Market, Inc. ("listed Securities"), this evaluation is generally based on the closing sale price on that exchange or that system (if a listed Security is listed on the New York Stock Exchange ("NYSE") the closing sale price on the NYSE shall apply) or, if there is no closing sale price on that exchange or system, at the closing bid prices (ask prices for primary market purchases). If the Securities are not so listed, the evaluation shall generally be based on the current bid prices (ask prices for primary market purchases) on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for valuation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

    With respect to any Security not listed on a national exchange or The NASDAQ Stock Market, Inc. or, with respect to a Security so listed but the Trustee deems the closing sale price on the relevant exchange to be inappropriate as a basis for valuation, upon the Trustee's request, the Sponsor shall, from time to time, designate one or more evaluation services or other sources of information on which the Trustee shall be authorized conclusively to rely in evaluating such Security, and the Trustee shall have no liability for any errors in the information so received. The cost thereof shall be an expense reimbursable to the Trustee from the Income and Capital Accounts.

DISTRIBUTIONS OF UNITS TO THE PUBLIC

    Nuveen is the sole Underwriter of the Units. It is intended that Units of the Trusts be qualified for sale under the laws of substantially all of the states of the United States of America.

    Promptly following the deposit of Securities in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for IRA purchases), whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

    The Sponsor plans to allow a discount to brokers and dealers in connection with the distribution of Units. The amounts of such discounts are set forth in Part A of this Prospectus.

    The Sponsor may maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS."

    The Sponsor reserves the right to change the amount of the dealer concessions set forth in Part A of this Prospectus from time to time.

    For Units purchased during the initial offering period by Unitholders who utilize redemption or termination proceeds from other unit investment trusts and receive the sales charge applicable for "Rollover Purchases" as described in Part A of the Prospectus, dealers are entitled to receive the concession applicable for "Rollover Purchases" as provided in Part A of the Prospectus.

    Initially, the Sponsor plans to allow a concession to selling dealers in the secondary market of 3.5% of the Public Offering Price for non-breakpoint purchases of Units in a given transaction. The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Wrap Account Purchases and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchases as provided in "PUBLIC OFFERING PRICE," as show below. Commencing with the last day of the month following the end of the deferred sales charge period, the concession will be 65% of the then current maximum sales charge at the appropriate breakpoint level.

                                                                 %
                                                              DISCOUNT
                      NUMBER OF UNITS*                        PER UNIT
                      ----------------                        --------
Less than 5,000.............................................    3.50
5,000 to 9,999..............................................    3.25
10,000 to 24,999............................................    3.00
25,000 to 49,999............................................    2.50
50,000 to 99,999............................................    1.50
100,000 or more.............................................    0.75
Wrap Account Purchases......................................    0.00
----------------------------------------------------------------------
*  Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of
   5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the discount per Unit.

    Volume incentives can be earned as a marketing allowance by Eligible Dealer Firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of the [last four trailing quarters] (the "INCENTIVE PERIOD"), as set forth in the table below. Eligible Dealer Firms are dealers that are providing marketing support for [Nuveen unit trusts in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen unit trusts on their order entry screens.] Eligible Dealer Firms will not include firms that solely provide clearing services to broker/dealer firms. For firms that meet the necessary volume level, volume incentives may be given on all trades involving the applicable trusts originated from or by that firm during such trusts' primary offering period.

  TOTAL DOLLAR AMOUNT SOLD
   OVER INCENTIVE PERIOD                        VOLUME INCENTIVE
----------------------------  ----------------------------------------------------
$ 10,000,000 to $ 49,999,999  0.10% on sales up to $49,999,999
$ 50,000,000 to $ 99,999,999  0.15% on sales between $50,000,000 and $99,999,999
$100,000,000 to $199,999,999  0.20% on sales between $100,000,000 and $199,999,999
$200,000,000 or more          0.25% on sales over $200,000,000

    [In addition, volume incentives can be earned as a marketing allowance by Eligible Dealer Firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of Nuveen unit trusts (other than any series of the Nuveen--The Dow 5(SM) Portfolios and Nuveen--The Dow 10(SM) Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

 TOTAL DOLLAR AMOUNT SOLD
  OVER MEASURING PERIOD                       VOLUME INCENTIVE
--------------------------                    ----------------
$ 5,000,000 to $ 9,999,999             0.10% of current quarter sales
$10,000,000 to $19,999,999            0.125% of current quarter sales
$20,000,000 to $49,999,999            0.1375% of current quarter sales
$50,000,000 or more                    0.15% of current quarter sales

    Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.]

    Firms are not entitled to receive any dealer concession or volume incentives for any sales made to investors which qualified as Discounted Purchases (as defined in "PUBLIC OFFERING PRICE") during the primary or secondary market. (See "PUBLIC OFFERING PRICE.")

    Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in Part A of the Prospectus under "DEALER CONCESSIONS." The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

OWNERSHIP AND TRANSFER OF UNITS

    The ownership of Units is evidenced by registered Certificates unless the Unitholder expressly requests that ownership be evidenced by a book entry position recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

    Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, The Chase Manhattan Bank, at 4 New York Plaza, New York, NY 10004-2413, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholders. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES

    To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

REDEMPTION

    Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at 4 New York Plaza, New York, NY 10004-2413 (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and
(3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

    On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of

4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter ("REDEMPTION PRICE"). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See "RISK/RETURN SUMMARY--FEES AND EXPENSES" in Part A of the Prospectus. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities on the date of tender. Units subject to a deferred sales charge which are tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption. In addition, in the event of the death of a Unitholder within the one-year period prior to redemption, any deferred sales charge remaining at the time of redemption shall be waived. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

    The "DATE OF TENDER" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

    If so provided in Part A of the Prospectus, any Unitholder tendering a minimum of at least 1,000 Units of the Trust for redemption or whose Units are worth $10,000 may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Securities in an amount and value of Securities per Unit equal to the Redemption Price Per Unit, as determined as of the evaluation next following tender. In-kind distributions ("IN-KIND DISTRIBUTIONS") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described below.

    Under regulations issued by the Internal Revenue Service, the Trustee may be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "DISTRIBUTIONS TO UNITHOLDERS." In the event the Trustee has not be previously provided such number, one must be provided at the time redemption is requested.

    Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account.

    The Trustee is empowered to sell Securities of the Trust in order to make funds available for redemption. To the extent that Securities are sold, the size and deversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

    The Redemption Price per Unit during the secondary market will be determined on the basis of the Unit Value of the Trust. After the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price will not include estimated organization costs. See "RISK/RETURN SUMMARY--FEES AND EXPENSES" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION" for a more detailed discussion of the factors included in determining Unit Value. The

Redemption Price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

    The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST

    It is expected that a special redemption and liquidation will be made of all Units of the Trust held by any Unitholder (a "ROLLOVER UNITHOLDER") who affirmatively notifies the Trustee in writing by the appropriate Rollover Notification Date specified in Part A of this Prospectus that he or she desires to participate as a Rollover Unitholder.

    All Units of Rollover Unitholders will be redeemed In-Kind during the appropriate Special Redemption and Liquidation Period as determined by the Sponsor and the underlying Securities will be distributed to the Distribution Agent (currently the Trustee) on behalf of the Rollover Unitholders. During the appropriate Special Redemption and Liquidation Period (as set forth in Part A), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

    The Distribution Agent may engage the Sponsor, as its agent, or other brokers to sell the distributed Securities. The Securities will be sold as quickly as is practicable during the appropriate Special Redemption and Liquidation Period. The Sponsor does not anticipate that the period will be longer than one or two days, given that the Securities are usually highly liquid. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

    The Rollover Unitholders' proceeds will be invested in a New Trust or trust with a similar investment strategy (as selected by the Unitholder), if then registered and being offered. The proceeds of redemption will be used to buy New Trust units as the proceeds become available. Any Rollover Unitholder may thus be redeemed out of a Trust and become a holder of an entirely different trust, a New Trust, with a different portfolio of Securities. In accordance with the Rollover Unitholders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) are expected to be invested in a New Trust, at the public offering price, including the applicable sales charge per Unit specified in Part A of that trust's Prospectus.

    The Sponsor intends to create the New Trust units as quickly as possible, depending upon the availability and reasonably favorable prices of the Securities included in a New Trust portfolio, and it is intended that Rollover Unitholders will be given first priority to purchase the New Trust units. The Sponsor may also permit Rollover Unitholders to elect to have their proceeds invested in a trust with a similar investment strategy, if such trust is then registered in the Unitholder's state of residence and being offered. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in New Trust units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create units, the Sponsor anticipates that sufficient units can be created, although moneys in a New Trust may not be fully invested on the next business day.

    The process of redemption, liquidation, and investment in a New Trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth potential only for the life of the Trust, at which point a new portfolio is chosen. A similar process of redemption, liquidation and investment in a New Trust may be available prior to the Mandatory Termination Date of the Trust.

    It should also be noted that Rollover Unitholders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in a New Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the applicable Special Redemption and Liquidation may be an amount of cash attributable to a Unitholder's final distribution of dividend income; accordingly, Rollover Unitholders also will not have cash from this source distributed to pay any taxes. (See "TAX STATUS.") Recently, legislation has been enacted that reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 1 year to 20% (10% in the case of certain taxpayers in the lowest tax bracket). Potential investors should consult their tax advisors regarding the potential effect of the Act on their investment in Units. In addition, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

    In addition, during this period a Unitholder will be at risk to the extent that Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Securities in as short a period as it can without materially adversely affecting the price of the Securities.

    Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("REMAINING UNITHOLDERS") will not realize capital gains or losses due to the Special Redemption and Liquidation, and will not be charged any additional sales charge.

    The Sponsor may for any reason, in its sole discretion, decide not to sponsor the New Trusts or any subsequent series of the Trusts, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the appropriate Special Redemption and Liquidation Period. All Unitholders will then be remaining Unitholders, with rights to ordinary redemption as before. (See "REDEMPTION.") The Sponsor may modify the terms of the New Trusts or any subsequent series of the Trusts. The Sponsor may also modify, suspend or terminate the Rollover Option or any exchange option without notice except in certain limited circumstances. However, generally, the termination of the Rollover Option or an exchange option or a material amendment to such options requires notice of at least 60 days prior to the effective date of such termination or amendment.

PURCHASE OF UNITS BY THE SPONSOR

    The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

REMOVAL OF SECURITIES FROM THE TRUST

    The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Security, that the issuer of the Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Security declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Securities would be detrimental to a Trust. Except as stated in this Prospectus, the acquisition by a Trust of any securities or other property other than the Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or properties, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unitholders or to meet redemptions.

    The Trustee may also sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

    The Sponsor, in designating Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Securities. To the extent this is not practicable, the composition and diversity of the Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute a Trust's portfolio transactions.

INFORMATION ABOUT THE TRUSTEE

    The Trustee is The Chase Manhattan Bank. Its address is 4 New York Plaza, New York, NY 10004-2413. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

    The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

    The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SUCCESSOR TRUSTEES AND SPONSORS

    The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

    If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

    If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

OTHER INFORMATION

AMENDMENT OF INDENTURE

    The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended, without the consent of 100% of the Unitholders, to permit the deposit or acquisition of securities either in addition to, or in substitution for any of the Securities initially deposited in any Trust except as stated in "COMPOSITION OF TRUST" regarding the creation of additional Units and the limited right of substitution of Replacement Securities, except for the substitution of refunding securities under certain circumstances or except as otherwise provided in this Prospectus. The Trustee shall advise the Unitholders of any amendment requiring the consent of Unitholders, or upon request of the Sponsor, promptly after execution thereof.

TERMINATION OF INDENTURE

    The sale of Securities from the Trust upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount of Securities originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Security held thereunder, but in no event shall it continue beyond the Mandatory Termination Date set forth under "GENERAL INFORMATION--TERMINATION" in Part A of this Prospectus.

    Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of the termination of a Trust specifying the time or times at which Unitholders may surrender their certificates for cancellation shall be given by the Trustee to each Unitholder at his address appearing on the registration books of such Trust maintained by the Trustee. Unitholders not electing a distribution of shares of Securities and who do not elect the Rollover Option (if applicable) will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

LEGAL OPINION

    The legality of the Units offered hereby has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

AUDITORS

    The "STATEMENT OF CONDITION" and "SCHEDULE OF INVESTMENTS" at the Initial Date of Deposit included in Part A of this Prospectus have been audited by Deloitte & Touche LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

SUPPLEMENTAL INFORMATION

    Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. This supplement includes additional general information about the Sponsor and the Trusts.

                NUVEEN GLOBAL TELECOM FIVE-YEAR SECTOR PORTFOLIO
                                   PROSPECTUS

                                 MARCH   , 2000

                        Sponsor         Merrill Lynch, Pierce, Fenner &
                                        Smith Incorporated
                                        P.O. Box 9051
                                        Princeton, NJ 08543-9051
                                        Telephone: 800-282-8500

                        Trustee         The Chase Manhattan Bank
                                        4 New York Plaza
                                        New York, NY 10004-2413
                                        Telephone: 800-257-8787

    This Prospectus does not contain complete information about the Portfolio filed with the Securities and Exchange Commission in Washington, DC under the:

    Securities Act of 1933 (file no. 333-     )

    Investment Company Act of 1940 (file no. 811-3044)

    To obtain copies at proscribed rates--

        Write:  Public Reference Section of the Commission, 450 Fifth Street
                NW, Washington, DC 20549-6009
        Call:   (800) SEC-0330
        Visit:  http://www.sec.gov

    No person is authorized to give any information or representation about the Portfolio not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of the Portfolio are no longer available or for investors who will reinvest into subsequent series of the Portfolio, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

        1.  Information in this Prospectus is not complete and may be changed;

        2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

        3. This prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                                    PART II
             Additional Information Not Included in the Prospectus

    A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

     I. Bonding arrangements of the Depositor are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

     II. The date of organization of the Depositor is set forth in Item B of
Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

    III. The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

    IV. Information as to Officers and Directors of the Depositor has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

Merrill Lynch, Pierce, Fenner & Smith Incorporated.........  8-7221

                       ---------------------------------

    B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

Merrill Lynch, Pierce, Fenner & Smith Incorporated.........  13-5674085
The Chase Manhattan Bank, Trustee..........................  13-4994650

                                  UNDERTAKING

    The Sponsor undertakes that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

                       CONTENTS OF REGISTRATION STATEMENT

    The Registration Statement on Form S-6 comprises the following papers and documents:

        The facing sheet of Form S-6.

        The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of
    [                    ].

        The Prospectus.

        Additional Information not included in the Prospectus (Part II).

    The following exhibits:

           *1.1            -- Form of Trust Indenture.

           *1.1.1          -- Form of Standard Terms and Conditions of Trust.

           *3.1            -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their
                              names under the heading "Legal Opinion" in the Prospectus.

           *5.1            -- Consent of independent accountants.

           *9.1            -- Information Supplement.

------------------------

* To be filed by amendment

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 18TH DAY OF FEBRUARY 2000.

                         SIGNATURES APPEAR ON PAGE R-3

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute a       Powers of Attorney have been filed under
  majority                                         Form SE and the following 1933 Act File
  of the Board of Directors of Merrill Lynch,      Number: 333-70593
  Pierce,
  Fenner & Smith Incorporated:

        GEORGE A. SCHIEREN
        JOHN L. STEFFENS

        J. DAVID MEGLEN
          (As authorized signatory for Merrill
          Lynch, Pierce,
          Fenner & Smith Incorporated and
          Attorney-in-fact for the persons
          listed above)